Exhibit 99.1

Unaudited interim condensed consolidated statements of income / (loss)

		Three-month period ended June 30,		Six-month period ended June 30,
(CHF in thousands)	Notes	2022	2021	2022	2021

Net sales	2.1	291,662	175,062	527,343	315,454
Cost of sales		(130,824)	(68,714)	(244,431)	(128,275)
Gross profit		160,838	106,348	282,912	187,179
Selling, general and administrative expenses	2.3	(134,497)	(82,966)	(253,200)	(174,699)
Operating result		26,341	23,382	29,712	12,480
Financial income	4.4	1,114	5	1,424	12
Financial expenses	4.4	(1,536)	(1,025)	(3,035)	(1,543)
Foreign exchange result	4.4	32,272	(380)	49,462	2,299
Income before taxes		58,191	21,982	77,563	13,248
Income taxes	5.2	(9,043)	(7,772)	(14,071)	(9,490)
Net income		49,148	14,210	63,492	3,758
Earnings per share	4.6
Basic EPS Class A (CHF)		0.16	0.05	0.20	0.01
Basic EPS Class B (CHF)		0.016	0.005	0.020	0.001

Diluted EPS Class A (CHF)		0.15	0.05	0.20	0.01
Diluted EPS Class B (CHF)		0.015	0.005	0.020	0.001

Unaudited interim condensed consolidated statements of comprehensive income / (loss)

		Three-month period ended June 30,		Six-month period ended June 30,
(CHF in thousands)	Notes	2022	2021	2022		2021

Net income		49,148	14,210	63,492	—	3,758
Net actuarial result from defined benefit plans		4,967	892	4,967		892
Taxes on net actuarial result from defined benefit plans		(979)	(176)	(979)		(176)
Items that will not be reclassified to income statement		3,988	716	3,988		716
Exchange differences		1,086	(1,922)	1,281		(1,491)
Items that will be reclassified to income statement when specific conditions are met		1,086	(1,922)	1,281		(1,491)
Other comprehensive income / (loss), net of tax		5,074	(1,206)	5,269		(775)
Total comprehensive income		54,222	13,004	68,761		2,983

Unaudited interim condensed consolidated balance sheets

(CHF in thousands)	Notes	6/30/2022	12/31/2021

Cash and cash equivalents	4.1	557,671	653,081
Trade receivables	3.1	158,528	99,264
Inventories	3.2	216,713	134,178
Other current financial assets	4.2	58,803	30,054
Other current operating assets	3.6	68,473	48,024

Current assets		1,060,188	964,601

Property, plant and equipment	3.3	52,000	34,399
Right-of-use assets	3.4	186,605	177,889
Intangible assets	3.5	56,975	57,464
Deferred tax assets	5.2	16,475	2,171

Non-current assets		312,055	271,923

Assets		1,372,243	1,236,524

Trade payables		44,443	45,939
Other current financial liabilities	4.3	26,323	20,096
Other current operating liabilities	3.6	141,209	121,673
Current provisions	5.1	5,102	14,903
Income tax liabilities	5.2	18,977	2,400

Current liabilities		236,054	205,011

Employee benefit obligations		1,704	5,853
Non-current provisions	5.1	5,870	4,442
Other non-current financial liabilities	4.3	176,331	167,228
Deferred tax liabilities	5.2	16,397	5,611

Non-current liabilities		200,302	183,134

Share capital	4.5	33,454	33,454
Treasury shares	4.5	(26,142)	(25,035)
Capital reserves	4.7	1,063,841	1,043,987
Other reserves	4.7	1,847	(3,422)
Accumulated losses		(137,113)	(200,605)

Equity		935,887	848,379

Equity and liabilities		1,372,243	1,236,524

Unaudited interim condensed consolidated statements of cash flows

		Six-month period ended June 30,
(CHF in thousands)	Notes	2022	2021

Net income		63,492	3,758
Share-based compensation		1,806	19,891
Employee benefit expenses		811	727
Depreciation and amortization	3.3, 3.4, 3.5	19,955	11,676
Loss/gain on disposal of assets		1,535	—
Interest income and expenses		1,175	1,092
Net exchange differences		(60,525)	(1,740)
Income taxes	5.2	14,071	9,490
Change in provisions	5.1	(8,775)	2,661
Change in working capital
Trade receivables		(53,367)	(31,017)
Inventories		(74,625)	(43,788)
Trade payables		(1,763)	33,691
Change in other current assets / liabilities	3.6, 4.2, 4.3	(23,966)	24,086
Income taxes paid		(6,105)	(770)
Cash inflow / (outflow) from operating activities		(126,281)	29,757

Purchase of tangible assets	3.3	(23,651)	(3,493)
Purchase of intangible assets	3.5	(3,633)	(6,100)
Payment of contingent considerations		—	(197)
Cash inflow / (outflow) from investing activities		(27,284)	(9,790)

Payments of lease liabilities	4.3	(6,773)	(3,568)
Proceeds from issue of shares	4.3	—	71
Proceeds on sale of treasury shares related to share-based compensation	4.5	20,466	—
Equity transaction costs	4.5	—	(363)
Interests received		1,394	—
Interests paid		(2,527)	(1,088)
Cash inflow / (outflow) from financing activities		12,560	(4,948)

Change in net cash and cash equivalents	4.1	(141,005)	15,019
Net cash and cash equivalents at January 1		653,081	90,595
Net impact of foreign exchange rate differences		45,595	936
Net cash and cash equivalents at June 30		557,671	106,550

Unaudited interim condensed consolidated statements of changes in equity

	Three-month period ended June 30, 2022 and 2021
(CHF in thousands)	Share capital	Treasury shares	Capital reserves	Other reserves	Accumulated income / (losses)	Total equity

Balance at April 1, 2021	2,242	—	295,139	(2,680)	(40,828)	253,873
Net income	—	—	—	—	14,210	14,210
Other comprehensive loss	—	—	—	(1,206)	—	(1,206)
Comprehensive income / (loss)	—	—	—	(1,206)	14,210	13,004

Share-based compensation	—	—	2,050	—	—	2,050
Equity transaction costs	—	—	(362)	—	—	(362)
Balance at June 30, 2021	2,242	—	296,827	(3,886)	(26,618)	268,565

Balance at April 1, 2022	33,454	(25,836)	1,060,187	(3,227)	(186,261)	878,317
Net income	—	—	—	—	49,148	49,148
Other comprehensive income	—	—	—	5,074	—	5,074
Comprehensive income	—	—	—	5,074	49,148	54,222
	—	—	—	—	—	—
Share-based compensation	—	—	786	—	—	786
Proceeds from transactions with treasury shares	—	78	3,573	—	—	3,651
Current tax benefit on transactions with treasury shares	—	—	(705)	—	—	(705)
Purchase of treasury shares	—	(384)	—	—	—	(384)
Balance at June 30, 2022	33,454	(26,142)	1,063,841	1,847	(137,113)	935,887

	Six-month period ended June 30, 2022 and 2021
(CHF in thousands)	Share capital	Treasury shares	Capital reserves	Other reserves	Accumulated income / (losses)	Total equity

Balance at January 1, 2021	2,172	—	276,408	(3,110)	(30,377)	245,093
Net income	—	—	—	—	3,758	3,758
Other comprehensive loss	—	—	—	(775)	—	(775)
Comprehensive income / (loss)	—	—	—	(775)	3,758	2,983

Capital increase	70	—	—	—	—	70
Share-based compensation	—	—	20,781	—	—	20,781
Equity transaction costs	—	—	(362)	—	—	(362)
Balance at June 30, 2021	2,242	—	296,827	(3,886)	(26,618)	268,565

Balance at January 1, 2022	33,454	(25,035)	1,043,987	(3,422)	(200,605)	848,379
Net income	—	—	—	—	63,492	63,492
Other comprehensive income	—	—	—	5,269	—	5,269
Comprehensive income	—	—	—	5,269	63,492	68,761

Share-based compensation	—	—	1,806	—	—	1,806
Proceeds from transactions with treasury shares	—	394	22,006	—	—	22,400
Current tax benefit on transactions with treasury shares	—	—	(3,958)	—	—	(3,958)
Purchase of treasury shares	—	(1,501)	—	—	—	(1,501)
Balance at June 30, 2022	33,454	(26,142)	1,063,841	1,847	(137,113)	935,887

Notes to the unaudited interim condensed consolidated financial statements

1 Basis for preparation

1.1 Corporate information

On Holding AG and its subsidiaries (together "On" or "the Company") develops and distributes innovative premium performance footwear, apparel, and accessories, sold worldwide through independent retailers, global distributors, and our own online presence and retail stores.

On AG was founded in 2010 and On Holding AG, a limited company incorporated in 2012 under Swiss law, is the ultimate holding company for the consolidated group. On Holding AG has Class A ordinary shares and has been listed on the New York Stock Exchange ("NYSE") under the symbol “ONON” since September 15, 2021. On's principle offices are located at Förrlibuckstrasse 190, 8005 Zurich, Switzerland (telephone +41 44 225 1555). Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th floor, New York, NY 10168. Our website address is www.on-running.com.

These unaudited interim condensed consolidated interim financial statements for the period ended June 30, 2022 were authorized for issue by the board of directors of the Company on August 16, 2022.

1.2 About the financials

The unaudited condensed consolidated financial statements (the “financial statements”) as of June 30, 2022 and for the three months and six months ended June 30, 2022 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”).

The financial statements comprise the financial statements of On Holding AG and its subsidiaries at June 30, 2022 and are presented in Swiss Francs (CHF), the legal currency of Switzerland.

The financial statements are not necessarily indicative of the results for a full year and does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 18, 2022 (the “Annual Report”).
The significant accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s Annual Report for the year ended December 31, 2021, except where specifically and described.

Rounding adjustments were made to some of the figures included in this document. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

1.3 Oniverse

		Equity interest
Entity	Domicile	6/30/2022	12/31/2021

On Holding AG	Zurich, CH
On AG	Zurich, CH	100%	100%
On Brazil Ltda.	Sao Paulo, BR	100%	100%
On Cloud Service GmbH	Berlin, DE	100%	100%
On Clouds GmbH	Zurich, CH	100%	100%
On Clouds Inc.	Salem, US	100%	—
On Europe AG	Zurich, CH	100%	100%
On Experience 1 LLC	New York, USA	100%	100%
On Experience 2 LLC	New York, USA	100%	100%
On Experience 3 LLC	Miami, USA	100%	100%
On Experience 4 LLC	Delaware, USA	100%	—
On Hong Kong Ltd.	Hong Kong, HK	100%	100%
On Inc.	Portland, USA	100%	100%
On Japan K.K.	Yokohama, JP	100%	100%
On Oceania Pty Ltd.	Docklands, AU	100%	100%
On Running Canada Inc.	Vancouver, CA	100%	100%
On Running Sports Products (Shanghai) Company Ltd.	Shanghai, CN	100%	100%
On Running UK Ltd.	London, UK	100%	100%
On Vietnam Co. Ltd.	Ho Chi Minh City, VN	100%	100%
Brunner Mettler GmbH	Zurich, CH	100%	100%

1.4 New and amended standards

A number of amended standards became applicable for the current period, none of which have had a material impact on the financial statements for the three months and six months ended June 30, 2022.

Further, at the date of authorization of these financial statements, On has not applied the following new and revised IFRS Standards that have been issued by the IASB but are not yet effective:

Description	Standard Reference	IASB Effective Date

Insurance contracts	IFRS 17	January 1, 2023
Classification of liabilities as current or non-current	Amendments to IAS 1	January 1, 2023
Presentation of Financial Statements, Disclosure of Accounting Policies	Amendments to IAS 1	January 1, 2023
Income Taxes- Deferred tax related to assets and liabilities arising from a single transaction	Amendments to IAS 12	January 1, 2023
Accounting Policies, Changes in Accounting Estimates and Errors	Amendment to IAS 8	January 1, 2023

On does not expect that the adoption of the standards listed above will have a material impact on the financials of On in the current or future reporting periods.

2 Operational performance

2.1 Net sales
Net sales by sales channels:

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in thousands)	2022	2021	2022	2021

Wholesale	186,021	109,374	338,276	200,101
Direct-to-Customer	105,641	65,688	189,067	115,353
Net sales	291,662	175,062	527,343	315,454

Net sales by product groups:

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in thousands)	2022	2021	2022	2021

Shoes	280,621	166,840	503,123	298,536
Apparel	9,204	7,013	20,563	14,850
Accessories	1,837	1,209	3,657	2,068
Net sales	291,662	175,062	527,343	315,454

On generates net sales primarily from the sale of premium performance shoes, apparel, and accessories. On has two sales channels being Wholesale (WHS) and Direct-to-Consumer (DTC). The WHS sales channel involves larger volumetric sales to wholesale customers (e.g. large retailers or retail associations) and international distributors (in markets where On does not have local sales teams). The DTC sales channel includes sales to end customers directly through On’s e-commerce platform as well as through own retail stores.

Net sales by geographic regions (based on location of customers):

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in thousands)	2022	2021	2022	2021

Europe	83,293	70,862	158,234	127,920
North America	181,673	89,720	320,114	163,943
Asia-Pacific	17,916	11,772	34,351	19,046
Rest of World	8,780	2,708	14,644	4,545
Net sales	291,662	175,062	527,343	315,454

Due to its fragmented customer base, there is no single customer who accounts for more than 10% of total net sales. For details on assets and liabilities related to contracts with customers refer to 3.1 Trade receivables and 3.6 Other current operating assets and liabilities, respectively. Trade receivables as shown in the balance sheet relate to the sale of products and other revenue.

2.2 Segment information
Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in making decisions regarding resource allocation and performance assessment.
On’s CODM is the On Executive Team which consists of the three Co-Founders and the two Co-CEOs. The CODM does not regularly review financial information for any individual component, such as sales channels, geographic regions or product groups that would allow decisions to be made about allocation of resources or performance.
On operates as single-brand consumer products business and therefore has a single reportable segment. This is primarily due to On’s business activities which focus on driving sales growth by increasing overall brand awareness and market share. The key operating expenditures related to cost of sales, distribution, selling, marketing and general and administrative expenses, are either not differentiated across individual components, or are managed to benefit the entire On brand irrespective of the impact on the potential profitability of a particular component.
The following table reports the carrying amount of On’s non-current assets by geographic area:

(CHF in thousands)	6/30/2022	12/31/2021

Europe	202,132	176,190
thereof Switzerland	187,973	168,864
North America	88,373	82,377
Asia-Pacific	18,460	12,326
Rest of World	3,090	1,030
Non-current assets	312,055	271,923

2.3 Selling, general and administrative expenses

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in thousands)	2022	2021	2022	2021

Distribution expenses	(36,082)	(22,160)	(66,981)	(40,401)
Selling expenses	(20,088)	(12,065)	(36,024)	(22,218)
Marketing expenses	(34,592)	(25,550)	(62,886)	(41,974)
Share-based compensation	5,566	5,590	2,535	(19,891)
General and administrative expenses	(49,301)	(28,781)	(89,844)	(50,216)
Selling, general and administrative expenses	(134,497)	(82,966)	(253,200)	(174,699)

In the six-month period ended June 30, 2022, selling, general and administrative expenses include depreciation and amortization of non-current assets in the amount of CHF 17.8 million (six-month period ended June 30, 2021: CHF 10.4 million). In addition, depreciation charges for production tools in the amount of CHF 2.1 million (six-month period ended June 30, 2021: CHF 1.3 million) are reported in cost of sales.
Total personnel expenses, excluding any costs related to share-based compensation, amount to CHF 64.3 million in the six-month period ended June 30, 2022 and CHF 39.1 million in the six-month period ended June 30, 2021, respectively.

3 Operating assets and liabilities

3.1 Trade receivables
Trade receivables are generally due within a payment period of between 30 to 90 days. Due to the short-term nature, their carrying amount is considered to be the same as their fair value.

(CHF in thousands)	6/30/2022	12/31/2021

Gross Carrying Amount	163,698	101,817
Individual loss allowance	(4,314)	(1,998)
Expected credit loss	(856)	(555)
Loss allowance	(5,170)	(2,553)
Trade receivables	158,528	99,264

3.2 Inventories

(CHF in thousands)	6/30/2022	12/31/2021

Shoes	185,639	118,944
Apparel	28,765	14,359
Accessories	3,368	1,769
Allowances	(1,059)	(894)
Inventories	216,713	134,178

3.3 Property, plant and equipment

(CHF in thousands)	Leasehold improvements	Trade tools	Production tools	Other	Total

Cost at January 1, 2021	6,652	6,561	7,792	4,435	25,440
Accumulated Depreciation	(747)	(2,755)	(3,486)	(1,448)	(8,436)
Net book amount at January 1, 2021	5,905	3,806	4,306	2,987	17,004

Six month period ended June 30, 2021
Opening net book amounts	5,905	3,806	4,306	2,987	17,004
Additions	845	685	1,238	724	3,492
Depreciation	(437)	(959)	(1,011)	(477)	(2,884)
Currency Translation	55	(8)	—	15	62
Net book value at June 30, 2021	6,368	3,524	4,533	3,249	17,674

Cost at June 30, 2021	7,554	7,210	9,030	5,183	28,978
Accumulated Depreciation	(1,186)	(3,686)	(4,497)	(1,934)	(11,304)
Net book amount at June 30, 2021	6,368	3,524	4,533	3,249	17,674

Cost at January 1, 2022	20,877	7,319	11,896	7,758	47,850
Accumulated Depreciation	(1,879)	(3,487)	(5,586)	(2,499)	(13,451)
Net book amount at January 1, 2022	18,998	3,832	6,310	5,259	34,399

Six month period ended June 30, 2022
Opening net book amounts	18,998	3,832	6,310	5,259	34,399
Additions	12,796	979	3,344	6,532	23,651
Disposals	(206)	—	(1,327)	—	(1,533)
Depreciation	(1,149)	(1,262)	(1,621)	(921)	(4,953)
Currency Translation	230	81	—	125	436
Net book value at June 30, 2022	30,669	3,630	6,706	10,995	52,000

Cost at June 30, 2022	33,297	8,075	8,320	14,240	63,932
Accumulated Depreciation	(2,628)	(4,445)	(1,614)	(3,245)	(11,932)
Net book amount at June 30, 2022	30,669	3,630	6,706	10,995	52,000

Other comprises IT and office equipment as well as owned vehicles. As at June 30, 2022, leasehold improvements in the amount of CHF 14.5 million (December 31, 2021: CHF 9.3 million) are not yet in use.

3.4 Right-of-use assets

(CHF in thousands)	Storage	Stores & showrooms	Offices	Cars	Total

Cost at January 1, 2021	9,782	7,377	8,611	4,144	29,914
Accumulated Depreciation	(244)	(1,088)	(3,267)	(2,596)	(7,195)
Net book amount at January 1, 2021	9,538	6,289	5,344	1,548	22,719

Six month period ended June 30, 2021
Opening net book amounts	9,538	6,289	5,344	1,548	22,719
Additions	68,232	693	78,637	260	147,822
Depreciation	(1,033)	(701)	(3,743)	(478)	(5,955)
Currency Translation	(303)	210	—	39	(54)
Net book value at June 30, 2021	76,434	6,491	80,238	1,369	164,531

Cost at June 30, 2021	77,708	8,324	87,248	4,502	177,783
Accumulated Depreciation	(1,275)	(1,833)	(7,010)	(3,133)	(13,252)
Net book amount at June 30, 2021	76,434	6,491	80,238	1,369	164,531

Cost at January 1, 2022	77,878	14,836	102,892	4,547	200,153
Accumulated Depreciation	(4,989)	(2,963)	(10,964)	(3,348)	(22,264)
Net book amount at January 1, 2022	72,889	11,873	91,928	1,199	177,889

Six month period ended June 30, 2022
Opening net book amounts	72,889	11,873	91,928	1,199	177,889
Additions	—	5,145	6,755	2,334	14,234
Disposals	—	—	—	(191)	(191)
Depreciation	(3,830)	(1,908)	(4,393)	(749)	(10,880)
Currency Translation	4,817	150	533	53	5,553
Net book value at June 30, 2022	73,876	15,260	94,823	2,646	186,605

Cost at June 30, 2022	83,114	20,239	109,064	6,681	219,099
Accumulated Depreciation	(9,238)	(4,979)	(14,241)	(4,035)	(32,494)
Net book amount at June 30, 2022	73,876	15,260	94,823	2,646	186,605

The additions of CHF 14.2 million in the six-month period ended June 30, 2022 mainly relate to new store openings and office expansion in China, the expansion of the studio space in Zurich, Switzerland, and car leases entered into in North America and Europe. The additions of CHF 147.8 million in the six-month period ended June 30, 2021 mainly relate to various long-term leasing contracts (new headquarter in Zurich, Switzerland (CHF 73.3 million), new warehouse in Atlanta, United States (CHF 68.2 million), and new office in Berlin, Germany (CHF 5.2 million)).
The corresponding lease liabilities are reported in other current financial liabilities and other non-current financial liabilities, respectively. Refer to 4.3 Financial liabilities for additional information.

3.5 Intangible assets

(CHF in thousands)	Patents and other rights	Software	Goodwill	Total

Cost at January 1, 2021	51,771	10,850	1,791	64,411
Accumulated Depreciation	(7,049)	(2,695)	—	(9,744)
Net book amount at January 1, 2021	44,722	8,155	1,791	54,667

Six month period ended June 30, 2021
Opening net book amounts	44,722	8,155	1,791	54,667
Additions	370	5,730	—	6,100
Depreciation	(1,922)	(914)	—	(2,836)
Currency Translation	1	2	—	4
Net book value at June 30, 2021	43,171	12,973	1,791	57,935

Cost at June 30, 2021	52,142	16,582	1,791	70,515
Accumulated Depreciation	(8,971)	(3,609)	—	(12,580)
Net book amount at June 30, 2021	43,171	12,973	1,791	57,935

Cost at January 1, 2022	52,787	21,436	1,791	76,014
Accumulated Depreciation	(10,925)	(7,625)	—	(18,550)
Net book amount at January 1, 2022	41,862	13,811	1,791	57,464

Six month period ended June 30, 2022
Opening net book amounts	41,862	13,811	1,791	57,464
Additions	198	3,436	—	3,634
Depreciation	(2,012)	(2,112)	—	(4,124)
Currency Translation	1	—	—	1
Net book value at June 30, 2022	40,049	15,135	1,791	56,975

Cost at June 30, 2022	52,987	24,873	1,791	79,651
Accumulated Depreciation	(12,938)	(9,738)	—	(22,675)
Net book amount at June 30, 2022	40,049	15,135	1,791	56,975

As of June 30, 2022, software includes capitalized IT development costs not yet in use in the amount of CHF 1.7 million (December 31, 2021: CHF 0.6 million). In the six-month period ended June 30, 2022, costs recognized in general and administrative expenses within the income statement for innovation and development amount to CHF 3.6 million compared to CHF 2.0 million in the six-month period ended June 30, 2021.
Goodwill is allocated and monitored on segment level. Based on the annual impairment assessments performed, there was no need to recognize any impairment of goodwill in 2022 nor 2021. None of the goodwill is expected to be deductible for tax purposes.

3.6 Other current operating assets and liabilities

(CHF in thousands)	6/30/2022	12/31/2021

Prepaid expenses	27,467	16,492
Indirect taxes (VAT/GST) receivables	29,541	26,934
Other current assets	11,465	4,598
Other current operating assets	68,473	48,024

(CHF in thousands)	6/30/2022	12/31/2021

Accrued expenses	90,843	54,921
Indirect taxes (VAT/GST) payables	22,466	19,233
Social security payables	18,366	40,837
Other current liabilities	9,534	6,682
Other current operating liabilities	141,209	121,673

Accrued expenses mainly comprise accruals for outstanding vendor invoices and include personnel expenses such as bonus and vacation pay. Anticipated sales returns and the corresponding liabilities are reported in other current assets and liabilities, respectively. Other current operating liabilities mainly include employers' and employees' commitments based on local legal requirements related to share-based compensation.

4 Capital and financial management

4.1 Cash and cash equivalents

(CHF in thousands)	6/30/2022	12/31/2021

Cash on hand	16	3
Current bank accounts	299,038	419,546
Digital wallets	9,468	5,761
Fixed deposit	249,149	227,771
Cash and cash equivalents	557,671	653,081

Digital wallets mainly include deposit account balances at online payment platforms such as PayPal.

4.2 Other current financial assets

(CHF in thousands)	6/30/2022	12/31/2021

Credit cards	11,319	6,417
Deposits	19,877	14,814
Other current financial assets	27,470	8,823
Other current financial assets at amortized cost	58,666	30,054
Positive fair value from derivatives	137	—
Other current financial assets at fair value through profit and loss	137	—
Other current financial assets	58,803	30,054

Due to their short-term nature, the carrying amount of other current financial assets at amortized cost correspond to their fair value. As of June 30, 2022, other current financial assets include prepayments made to customs authorities in the amount of CHF 15.2 million (December 31, 2021: CHF 4.5 million).

4.3 Financial liabilities

(CHF in thousands)	6/30/2022	12/31/2021

Current lease liabilities	17,324	13,631
Other financial liabilities	8,999	6,458
Other current financial liabilities at amortized cost	26,323	20,089
Negative fair value from derivatives	—	8
Other current financial liabilities at fair value through profit or loss	—	8
Other current financial liabilities	26,323	20,096

Non-current lease liabilities	176,331	167,228
Other non-current financial liabilities at amortized cost	176,331	167,228
Due to their short-term nature, the carrying amount of other current financial liabilities at amortized cost correspond to their fair value. The carrying amount of long-term debt is a reasonable approximation of fair value. As of June 30, 2022, other current financial liabilities include customer return refunds in the amount of CHF 8.9 million (December 31, 2021: CHF 4.1 million).

Contractual maturities of On’s financial liabilities:

(CHF in thousands)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	6/30/2022

Trade payables	44,443	—	—	—	44,443
Current lease liabilities	5,091	15,397	—	—	20,488
Other financial liabilities	8,999	—	—	—	8,999
Other current financial liabilities	14,090	15,397	—	—	29,487
Non-current lease liabilities	—	—	87,107	107,726	194,833
Other non-current financial liabilities	—	—	87,107	107,726	194,833

(CHF in thousands)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years		Due > 5 years	12/31/2021

Trade payables	45,939	—	—		—	45,939
Current lease liabilities	4,163	13,035	—		—	17,198
Other financial liabilities	4,246	—	—		—	4,246
Other current financial liabilities	8,409	13,035	—		—	21,444
Non-current lease liabilities	—	—	78,826	#SHEET!	108,383	187,209
Other non-current financial liabilities	—	—	78,826	#SHEET!	108,383	187,209

As of June 30, 2022, we had three bank overdraft facilities with different lenders with credit limits of up to CHF 100.0 million, CHF 25.0 million and USD 35.0 million, respectively, which expire in 2024 and 2025. All facilities are fully committed. The maximum amounts that can be drawn under the respective facilities are determined quarterly based on our Net Working Capital. Any amounts drawn in excess of the committed amounts are repayable on demand.

The following assets have been pledged in relation to the financial liabilities resulting from the three facilities:

(CHF in thousands)	6/30/2022	12/31/2021

Trade receivables	51,020	23,335
Inventory	109,476	74,013
Assets pledged	160,496	97,348

As at June 30, 2022 and December 31, 2021, no amounts had been drawn under the overdraft facilities.

4.4 Financial result

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in thousands)	2022	2021	2022	2021

Interest income	1,098	—	1,392	—
Interest income on employee benefits	16	5	32	12
Financial income	1,114	5	1,424	12
Bank charges	(214)	(342)	(433)	(534)
Interest expenses leases	(1,302)	(675)	(2,562)	(992)
Interest expenses on employee benefits	(20)	(8)	(40)	(17)
Financial expenses	(1,536)	(1,025)	(3,035)	(1,543)
Foreign exchange gain/(losses)	32,203	(337)	49,316	792
Change in fair value of foreign exchange derivatives	69	(43)	146	1,507
Foreign exchange result	32,272	(380)	49,462	2,299
Financial result	31,850	(1,400)	47,851	768
The increase in foreign exchange gain/(losses) during the three and six months period ended June 30, 2022 was primarily due to the positive effect generated from the fluctuation in the exchange rates, in particular the CHF/USD exchange rate exposure related to our cash and cash equivalents.

4.5 Share capital
The share capital amounts to CHF 33.5 million and is divided into 299,998,125 registered shares with a nominal value of CHF 0.10 each (the "Class A Shares") and in 345,437,500 registered voting rights shares with a nominal value of CHF 0.01 each (the "Class B Shares"). The share capital is paid in at 100%.

	0	Class A Shares	Class B Shares
	0
	0
Shares issued and outstanding as of January 1, 2022	0	276,863,619	345,437,500
Sale of treasury shares related to share-based compensation	0	3,932,321	—
Purchase of treasury shares	0	(45,162)	—
Shares issued and outstanding as of June 30, 2022(1)	0	280,750,778	345,437,500
	0
Awards granted under various incentive plans not yet exercised or distributed at June 30, 2022(2)	0	1,678,481	—
Awards granted under various incentive plans with dilutive effects at June 30, 2022	0	2,084,045	6,782,573

(1)    As of June 30, 2022 there were 19,247,347 treasury shares held by On (January 1, 2022: 23,134,506).
(2)    These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate Basic EPS at June 30, 2022.

4.6 Earnings per share

Basic earnings per share (EPS) is calculated by dividing On’s net income or loss for the period by the weighted average number of ordinary shares outstanding during the year. Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization.
Diluted EPS is calculated by dividing On’s net income or loss for the period by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued at conversion of all the dilutive potential ordinary shares into ordinary shares. Dilutive effects arise from equity settled shares from the Company's share-based plans. These shares are included even if the service conditions are not met, or respective performance conditions were fulfilled at the end of the reporting period.

Three month period ended June 30,	2022	2022		2021		2021
	Class A	Class B		Class A		Class B

Weighted number of outstanding shares	282,182,571	345,437,500		253,332,033		269,517,170
Number of shares with dilutive effects	2,241,734	6,782,573		3,296,613		—
Weighted number of outstanding shares (diluted and undiluted)	284,424,305	352,220,073		256,628,646		269,517,170

Net profit (kCHF)	43,788	5,360		12,843		1,366
Basic EPS (CHF)	0.16	0.016	#DIV/0!	0.05	#DIV/0!	0.005
Diluted EPS (CHF)	0.15	0.015	#DIV/0!	0.05	#DIV/0!	0.005

Six month period ended June 30,	2022	2022	2021	2021
	Class A	Class B	Class A	Class B

Weighted number of outstanding shares	281,519,631	345,437,500	264,632,141	135,503,108
Number of shares with dilutive effects	2,868,566	7,135,495	4,629,530	—
Weighted number of outstanding shares (diluted and undiluted)	284,388,196	352,572,995	269,261,671	135,503,108

Net profit (kCHF)	56,553	6,939	3,575	183
Basic EPS (CHF)	0.20	0.020	0.01	0.001
Diluted EPS (CHF)	0.20	0.020	0.01	0.001

4.7 Capital and other reserves

(CHF in thousands)	6/30/2022	12/31/2021

Share premium	756,883	756,883
Legal reserves	29,024	10,976
Equity transaction costs	(8,712)	(8,712)
Current tax benefits on equity transaction costs	1,256	1,256
Share-based compensation	285,390	283,584
Capital reserves	1,063,841	1,043,987
Exchange differences	359	(922)
Actuarial gains and losses	1,844	(3,123)
Taxes on actuarial gains and losses	(356)	623
Other reserves	1,847	(3,422)

4.8 Commitments and contingencies

As at June 30, 2022, guarantees in the amount of CHF 3.2 million (December 31, 2021: CHF 2.9 million) were provided in favor of third parties.
The Swiss On entities form a VAT group and, hence, every entity participating in the group is jointly and severally liable for VAT debt other group participants. Further On group entities participating in central cash pooling are jointly and severally liable for any debit position or outstanding overdraft in connection with them. In that context, gross balances in the amount of CHF 115.5 million have been offset as at June 30, 2022 (December 31, 2021: CHF 87.6 million).
On has signed several new lease contracts, which have not yet commenced as at June 30, 2022, and are therefore not yet recognized on the balance sheet. The total committed future outflow resulting of these lease contracts amounts to:

(CHF in thousands)	6/30/2022	12/31/2021

Due < 1 year	1,459	644
Due 1 - 5 years	9,734	9,181
Due > 5 years	10,603	11,989
Commitments for future lease obligations	21,796	21,814
The majority of the future lease commitments relate to new retail stores and offices contracts amounting to CHF 18.6 million (December 31, 2021: CHF 18.2 million).

5 Other disclosures

5.1 Provisions

(CHF in thousands)	Social charges	Long-service leave	Asset retirement obligation	Total

Balance at January 1, 2021	20,074	947	—	21,022
thereof current	—	376	—	376
thereof non-current	20,074	571	—	20,645
Additions	1,525	244	—	1,769
Release	(2,416)	—	—	(2,416)
Utilization	(15,244)	—	—	(15,244)
Reclassifications	—	—	—	—
Exchange differences	44	10	—	54
Balance at June 30, 2021	3,983	1,201	—	5,184
thereof current	3,983	494	—	4,477
thereof non-current	—	707	—	707

Balance at January 1, 2022	14,048	1,657	3,640	19,345
thereof current	14,048	721	135	14,903
thereof non-current	—	936	3,506	4,442
Additions	44	1,085	252	1,381
Release	(6,084)	—	—	(6,084)
Utilization	(3,788)	—	—	(3,788)
Unwinding of discount	—	—	84	84
Reclassifications	—	—	—	—
Exchange differences	13	24	(3)	34
Balance at June 30, 2022	4,233	2,766	3,973	10,972
thereof current	4,232	732	138	5,102
thereof non-current	—	2,034	3,835	5,870
Provisions for social charges consider any costs related to local legal requirements related to share-based compensation. The provision for asset retirement obligations mainly relates to the dismantling costs for the new headquarter in Zurich and the flagship stores in New York and Tokyo.

5.2 Income taxes

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in thousands)	2022	2021	2022	2021

Current income taxes	13,179	2,446	18,252	5,498
Deferred income taxes	(4,136)	5,326	(4,181)	3,992
Income taxes	9,043	7,772	14,071	9,490

Income taxes during the three-month period ended June 30, 2022 increased by CHF 1.3 million to CHF 9.0 million, compared to CHF 7.8 million during the three-month period ended June 30, 2021. Our effective income tax rate was 15.5% for the three-month period ended June 30, 2022 compared to 35.4% for the three-month period ended June 30, 2021. Income taxes during the six-month period ended June 30, 2022 increased by CHF 4.6 million to CHF 14.1 million, compared to CHF 9.5 million during the six-month period ended June 30, 2021. Our effective income tax rate was 18.1% for the six-month period ended June 30, 2022 compared to 71.6% for the six-month period ended June 30, 2021. Current income taxes increased in parallel with the improved earnings before taxes, but at a lower effective tax rate. Deferred taxes decreased mainly due to reversal effects. The decrease in the effective tax rate was largely attributable to a disproportional increase of pre-tax earnings in jurisdictions with lower tax rates and tax incentives in Switzerland, the application of which depends on achieving a certain level of profitability.

5.3 Events after the balance sheet date

There were no material events after the balance sheet date.